American                                                 Administrative Offices
Enterprise                                               80 South Eighth Street
Life                                                     PO Box 534
                                                         Minneapolis, MN 55440

                      Children's Level Term Insurance Rider

Based on the application for this rider and the payment of its monthly deduction, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. This rider does not increase your policy values.

Definition of Insured When we use the term "insured" in this rider, we mean the person who is the insured under the policy to which this rider is attached.

Definition of Insured Child
When we use the term "insured child" in this rider, we mean:
1. any child, step-child, or legally adopted child of the insured who is named in the application for this rider. The child must be at least 15 days old before coverage is provided. On the date of the application, the child must be less than 19 years old; and
2. any child born to or legally adopted by the insured after the date of application for this rider, or any step-child acquired by the insured after the date of application for this rider and who is a member of the insured's household. The child must be at least 15 days old before coverage is provided. On the date of adoption or the date the stepchild is acquired, the child must be less than 19 years old.

Benefit of This Rider
If we receive proof satisfactory to us that an insured child died:
1.    while this rider was in force; and
2.    before the insured child's 22nd birthday; and
3.    before the insured's Age 65 Anniversary;
we will pay a death benefit to you. The amount of the benefit will be the amount shown for this rider under Policy Data.

Conversion to a New Policy
Insurance on each insured child provided by this rider can be converted if the insurance is in force on the earlier of: (1) the insured child's 22nd birthday; or (2) the insured's Age 65 Anniversary; or (3) the death of the insured.

You have the right to convert the insurance provided by this rider to a new policy. You will be the owner of the new policy unless provided differently in the policy.

Any conversion will be subject to the following requirements.

Conversion on Insured Child's 22nd Birthday
To convert the insurance in force on an insured child's 22nd birthday, written request must be received by us:

1.    within 31 days following such child's 22nd birthday; and
2.    during the life of the child; and
3.    with the full first premium for the new policy.

The new policy will be effective as of such child's 22nd birthday. If conversion is not made, the insurance in force will terminate on such child's 22nd birthday.

Conversion at Insured's Age 65 Anniversary
Only the insurance in force on each insured child who has not reached his or her 22nd birthday can be converted.

Written request for conversion must be received by us:
1.    within 31 days following the insured's Age 65 Anniversary; and
2.    during the life of each such insured child; and
3.    with the full first premium for each new policy.

Each new policy will become effective as of the insured's Age 65 Anniversary.

Conversion at Insured's Death
Only the insurance in force on each insured child who has not reached his or her 22nd birthday can be converted.

Written request for conversion must be received by us:
1.    within 31 days following the death of the insured; and
2.    during the life of each such insured child; and
3.    with the full first premium for each new policy.

Each new policy will become effective as of the insured's death.

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The New Policy
The new policy must be a policy of permanent life insurance we are then issuing at the time of conversion. The maximum amount of insurance for each new policy may be up to 5 times the amount stated for this rider under Policy Data. The minimum amount is $2,000. The premium will depend on the policy chosen and will be based on the amount of insurance and the insured child's age at the time of conversion. Policy forms, premiums and values for each new policy will be those offered by us for other new policies at the time of conversion.

Monthly Deduction
While this rider is in force a monthly deduction is taken from the policy's value for the cost of this rider. The amount of such deduction for this rider is shown under Policy Data.

Suicide Exclusion
If within two years of this rider's effective date the insured commits suicide, while sane or insane, the new policy provision in this rider will automatically apply. No other benefit provided by this rider will be payable. Any monthly deductions taken for this rider will not be refunded.

Misstatement of Age
If the age of the insured or an insured child has been misstated, any amount payable under this rider will be the amount, if any, of insurance that the rider cost for the policy month during which such death occurred would have purchased had the cost of benefits provided under the rider been calculated using the Rider Cost of Insurance Rates for the correct age.

Rider Reinstatement
To reinstate this rider, you must provide satisfactory evidence of insurability for all persons whose lives will be insured under this rider. You must pay a premium that will keep this rider in force for at least 3 months.

Incontestability
This rider will be incontestable after it has been in force during the insured's lifetime for two years from the effective date of this rider.

Rider Termination
This rider will terminate on the earliest of the following:
1. the monthly date on or next following receipt of your written request for coverage to end; or
2.    the date of death of the insured; or
3.    the date the policy terminates; or
4.    the insured's Age 65 Anniversary.

Effective Date of This Rider
This rider is issued as of the policy date of the policy unless a different date is shown under Policy Data.


American Enterprise Life Insurance Company



Secretary